UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

May 29, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

TiVo, Inc.
File No. 000-27141 - CF#21975
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TiVo, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on April 15, 2008.

Based on representations by TiVo, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit (s) will not be released to the public for the time period (s) specified:

| | |
|---|---|
| Exhibit 10.32 | until February 15, 2010 |
| Exhibit 10.63 | until March 14, 2014 |
| Exhibit 10.64 | until March 14, 2014 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel